UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Richardson

Electronics

RICHARDSON  ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	0-12906	36-2096643
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois		60147-0393
(Address of principal executive offices)		(Zip Code)

Edward J. Richardson		(630) 208-2316

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule l3p-l under the Securities Exchange Act (17 CFR240.l3p-l) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Richardson Electronics, Ltd. ("we", "us", "the Company" and "our") is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value flat panel detector solutions, replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure.

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as those occurring in the Democratic Republic of the Congo (the "DRC"). We also take seriously our compliance obligations under Rule l3p-l under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted and communicated to our suppliers and the public a company policy statement (the "Conflict Minerals Policy") for the supply chain of conflict minerals. As used herein and in the Conflict Minerals Policy, "conflict minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers share our philosophy and our buying from conflict-free sources.

As a distributor and manufacturer of electronic components, Richardson Electronics, Ltd. does not condone the use of any conflict minerals in the products we supply. Currently most manufacturers cannot provide detailed information as to the ultimate source of the minerals used in manufacturing electronic components because of the complex and fragmented supply chains involved. Similarly, companies like Richardson Electronics, which resell products manufactured by other companies, have virtually no visibility into the source of the minerals used by the manufacturers.

In cases where we buy gold, tin, tantalum or tungsten to use in our own manufacturing, we are working with our suppliers to ensure they share our philosophy and are buying from conflict-free sources. We are committed to taking proactive measures to ensure that products and raw materials we receive from our suppliers are responsibly sourced.

Conflict Minerals Disclosure

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: http://www.rell.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

To comply with the final Conflict Minerals Rules, we conducted due diligence on the source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured to determine whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, "Covered Countries") and financed or benefited armed groups in any of these countries.

Pursuant to SEC guidance issued April 29, 2014, and the SEC order issued May 2, 2014, the Company is not required to describe any of its products as "DRC conflict free" or "DRC conflict undeterminable" or "having not been found to be DRC conflict free," and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that the Company has not voluntarily elected to describe any of its products as "DRC conflict free," an independent audit of the report presented has not been conducted.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RICHARDSON ELECTRONICS, LTD. (Registrant)

Date: May 31, 2019	By:	/s/ Edward J. Richardson
	Name:	Edward J. Richardson
	Title:	Chairman of the Board and Chief Executive Officer